CHINACAST EDUCATION CORPORATION Suite 08, 20/F One International Financial Centre 1 Harbour View Street Central, Hong Kong

December 8, 2011

Ms. Celeste Murphy Securities and Exchange Commission Division of Corporate Finance Mail Stop 3720 100 F Street, N.E. Washington, DC 20549

Re:	ChinaCast Education Corporation
Supplement to Definitive Proxy Statement
Filed December 8, 2011 (the “Supplement”)
File No. 001-33771

Dear Ms. Murphy:

As per your discussion with our counsel, Loeb & Loeb LLP on December 6, 2011, Chinacast Education Corporation (the “Company”) respectfully submits the following additional information with respect to the Company’s 2011 Annual Meeting of Stockholders to be held on December 21, 2011 (the “Annual Meeting”) and the Supplement.

1.           With respect to timing issues, the Company has been advised by its Delaware counsel that under Delaware law, it is required to mail the Supplement, which includes the notice of the Annual Meeting by no later than 10 days prior to the date of the Annual Meeting.  The Company filed the Supplement on December 8, 2011.  We have been advised by our proxy solicitors  and Broadridge that the mailing of the Supplement to all record and NOBO holders of our common stock will take place on December 9, 2011.

2.           The record date for the Annual Meeting is October 24, 2011.  The Company has been advised by its Delaware counsel that under Delaware law, the Annual Meeting must take place by no later than 60 days after the record date (December 23, 2011).  The Company has been further advised by its Delaware counsel that the postponement of the original date of the Annual Meeting is required to be approved by the Company’s Board.  Our Board approved an initial postponement of the date of our Annual Meeting from December 2, 2011 to December 17, 2011 at a meeting of the Board held on November 29, 2011 and approved a further postponement of the date of our Annual Meeting from December 17, 2011 to December 21, 2011 at a meeting of the Board held on December 7, 2011.  The Company has been advised by its counsel that pursuant to the rules of the Nasdaq Global Select Market, the Company is required to hold the Annual Meeting on or prior to December 31, 2011.

Ms. Celeste Murphy Securities and Exchange Commission Page 2

3.            Fir Tree has been made aware of the Board’s determination that Ned Sherwood no longer meets the suitability requirement set forth in the Company’s June 27, 2008 Agreement with Fir Tree.  The Company has advised Fir Tree that it intends to honor its obligations under the Fir Tree Agreement and has requested that Fir Tree provide the Company with a new designee to the Board to replace Mr. Sherwood.  Although there have been discussions between Fir Tree and the Company where certain proposals were made, no agreement has yet been reached between the Company and Fir Tree with respect to this matter.  For the Staff’s reference, a copy of the Fir Tree Agreement was filed by the Company as Exhibit 10.1 to its Current Report on Form 8-K filed on July 3, 2008.

4.           The Company’s Bylaws contain advance notice provisions with respect to the ability of a stockholder to nominate a person for election as a director at a meeting of stockholders.  Based on the advice of Delaware counsel, the Company has determined that the notice purported to be provided by Mr. David Gilson on October 28, 2011 with respect to his intent to nominate Derek Feng for election as a director at the Annual Meeting was defective because the nomination was not made by a stockholder entitled to vote as of the record date with respect to the Annual Meeting.  A copy of the Section 3.3 of the Company’s Bylaws is set forth below for the Staff’s reference:

“3.3  Nominations.  Nominations of persons for election to the Board of Directors of the Corporation at a meeting of stockholders of the Corporation may be made at such meeting by or at the direction of the Board of Directors, by any committee or persons appointed by the Board of Directors or by any stockholder of the Corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Article III, Section 3. Such nominations by any stockholder shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided however, that in the event that less than seventy (70) days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder, to be timely, must be received no later than the close of business on the tenth (10th) day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Such stockholder’s notice to the Secretary shall set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (a) the name, age, business address and residence address of the person, (b) the principal occupation or employment of the person, (c) the class and number of shares of capital stock of the Corporation which are beneficially owned by the person, and (d) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the Rules and Regulations of the Securities and Exchange Commission under Section 14 of the Securities Exchange Act of 1934, as amended, and (ii) as to the stockholder giving the notice (a) the name and record address of the stockholder and (b) the class and number of shares of capital stock of the Corporation which are beneficially owned by the stockholder. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth herein. The officer of the Corporation presiding at an annual meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.”

Ms. Celeste Murphy Securities and Exchange Commission Page 3

Should you have any questions or wish to discuss the foregoing, please contact our counsel, Mitchell Nussbaum of Loeb & Loeb LLP at 212-407-4159 or mnussbaum@loeb.com.

Sincerely,

/s/ Ron Chan Tze Ngon

Ron Chan Tze Ngon
Chief Executive Officer

cc:	Mitchell Nussbaum, Esq.